MARTIN GOTTLIEB
The Leader in Emergency Physician Billing

January 27, 2009

Jacksonville Bancorp, Inc.
100 North Laura St.
Jacksonville, FL 32202

Dear Gil, Fellow Board Members, and Bank Management team,

I have enjoyed working with all of you for the past 10 years. My affiliation with the company has been the most enjoyable and rewarding personal and business experience of any that I have had on a 'for profit' board. Thank you for allowing me the privilege of working with you.

It is a trying time for the banking industry, but I know that I leave the bank in a strong position for times like these and in good capable hands.

I hope that you all realize that my interest in, and my loyalty to, Jacksonville Bancorp will be no less than it has been as a Board member. Unfortunately, my business demands my full attention at this time.

It is with great sadness that I tender my resignation to the Jacksonville Bank and Jacksonville Bancorp boards.

Sincerely,

Mel Gottlieb

800.833.9986 • p 904.346.3088 • f 800.536.8431 • 904.596.2775 • 4932 Sunbeam Road, Suite 100 • Jacksonville, Florida 32257